EXHIBIT 99.1

CMO, Largest Customer of Himax, Reaffirms Strong Support On Himax

TAINAN, Taiwan, April 10, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today announced that Chi Mei Optoelectronics (CMO), Himax's largest customer, issued a press release reaffirming its strong support on Himax. The full content of the press release is attached below:

"April 10, 2009, Tainan -- President of Chi Mei Optoelectronics (CMO) Jyh-Chau Wang yesterday in a media interview stated that CMO was working to leverage the overall effectiveness of invested firms to enhance its business response capabilities.

President Jyh-Chau Wang emphasized again that the main purpose of the "Group Investment Review Committee," recently established by the Chi Mei Group, is to examine the current status of invested enterprises and to assist with operational management of related subsidiaries with the aim of fully leveraging the maximum overall effectiveness of the Group's business response strategy. The question of whether or not to divest from invested enterprises is not currently the focus of the committee's review work.

For example, the purpose of CMO's plan to review its backlight module assembly in-house development strategy is to examine whether or not its overall effectiveness can be leveraged over the long term. With regards to whether or not CMO will expand their cooperation with other suppliers, there is currently no set plan.

CMO has always adopted a multiple-supplier strategy for the procurement of component and material. Naturally, the same strategy applies for driver IC. While Himax Technologies, a subsidiary of CMO, has never been its sole driver IC vendor, it has always been CMO's most relied-upon strategic partner for driver ICs. According to iSuppli's latest report, Himax is the world's largest driver IC company for large-size displays. This clearly demonstrates Himax's world class competitiveness. For strategic considerations, CMO will not lower the percentage of its driver IC sourcing from Himax.

Nevertheless, with the goal of strengthening supplier network, CMO has always had the policy of seeking the possibility of having new component and material suppliers from outside the group to replace those less-competitive, secondary suppliers.

With the surge in rush orders for flat panels over the past few months, CMO's operating revenues and capacity utilization has risen at a steadily rapid pace, demonstrating CMO's proven track record as a global, frontline company. CMO points out that having reliable partners, such as Himax Technologies for driver ICs, Chi Mei Materials Technology for polarizers, and GIO Optoelectronics for CCFLs with the capacity to fulfill large, rush orders is a key factor in being able to seize business opportunities. This is the Chi Mei Group business response strategy mentioned above and the ideal configuration for leveraging integrated upstream and downstream effectiveness."

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions, power management ICs, LCOS microdisplays and CMOS image sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, and Matsusaka, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on June 20, 2008, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com